CHORUS MOTORS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2007
the second fiscal quarter of Fiscal Year 2008

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

PROFIT AND LOSS ACCOUNT
For the six months ended 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Revenue	514,903	-
Expenditure	(282,979)	(32,400)
Development fees	(142,979)	-
Administration fees	(140,000)	(32,400)
Retained profit (loss) for the period	231,924	(32,400)
Retained earnings brought forward	1,761,870	562,848
Retained earnings carried forward	$1,993,794	$ 530,448

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

BALANCE SHEET
As at 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Investments	66,823	68,411
Current Assets		
Debtors	14,182,341	12,510,131
Creditors - amounts falling due within one year	-	69,333
Net current assets	14,182,341	12,440,798
Total Net Assets	14,249,164	$12,509,209
Capital and Reserves		
Called up Share Capital	66,014	65,728
Share Premium Account	12,189,356	11,913,033
Profit and Loss Account	1,993,794	530,448
Total Shareholders' Funds	14,249,164	$12,509,209
Number of shares in issue	6,602,483	6,572,810

END